FORMULA SYSTEMS (1985) LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting”, or, the “Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Thursday, February 17, 2005, at 10:00am Israel time, at the offices of the Company, 3 Aba Eban Blvd., Herzlia, Israel, for the following purposes:

(1)

To elect (a) three directors to the Board of Directors of the Company to a one-year term, and (b) two outside directors to the Board of Directors of the Company to a three-year term in accordance with the Israeli Companies Law, 1999 (the “Companies Law”);

(2)

To approve the remuneration of directors of the Company;

(3)

To approve a private placement of the Company’s Ordinary Shares and related transactions;

(4)

To reappoint BDO Ziv & Haft as the Company's independent auditors and to authorize the Audit Committee of the Board of Directors to fix their remuneration; and

(5)

To consider the Consolidated Financial Statements of the Company for the year ended December 31, 2003.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on January 24, 2005, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

By Order of the Board of Directors,

January 20, 2005

Herzlia, Israel

Dan Goldstein

Chairman of the Board

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FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

___________________________________________________________________________________________

PROXY STATEMENT

___________________________________________________________________________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting”, or, the "Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, February 17, 2005, at 10:00 am Israel time, at the offices of the Company, 3 Aba Eban Blvd., Herzlia, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are first being mailed to shareholders on or about January 28, 2005, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has authorized and outstanding one class of equity securities, designated Ordinary Shares, nominal value of NIS 1 per share.  The Company had outstanding on January 18, 2005, 10,800,000 Ordinary Shares, which does not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 10,800,000 Outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting.  Only shareholders of record at the close of business on January 24, 2005, will be entitled to notice of, and to vote at the Meeting.

The holders of thirty three and one third percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company’s knowledge, as of January 18, 2005, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.

Shares Beneficially Owned

Name

Number

Percentage (1)

Dan Goldstein

2,000,034

18.41%

Bank Leumi

827,537

7.61%

All directors and officers as a group

2,341,034 (2)

21.54%

(7 persons)

__________________________

(1)

Percentages are based on 10,864,500 shares, consisting of 10,800,000 Ordinary Shares outstanding as of January 18, 2005, and Options to purchase 64,500 Ordinary Shares according to an option plan to employees adopted by the Board of Directors in November 2000, according to which all Options granted are vested.

(2)

Includes Options to purchase 16,000 Ordinary Shares.

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RESOLUTIONS PROPOSED FOR ADOPTION

AT THE ANNUAL GENERAL MEETING

ITEM 1

ELECTION OF DIRECTORS

The Company's Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three nor more than eleven) as may be fixed, from time to time, by the shareholders of the Company. In addition, two directors of the Company must be outside directors as defined under Israeli law, and as such each hold their offices for three years. The members of our audit committee are required to be independent directors under Nasdaq rules. At this time, the Board of Directors is recommending a total of five nominees for election as directors.  Two of such nominees are being proposed for election as outside directors (as defined by the Companies Law), both of whom, as well as one additional director, qualify as independent directors as defined in the Nasdaq rules.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of three nominees named in the following table, each to hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company; and for the election of two nominees as outside directors (as defined by the Companies Law), each to hold office for three years, unless his office is earlier vacated by resignation or under any relevant provisions of the Companies Law.

In the event any of the nominees to the Board should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.  The name of each of the nominees, his present position with the Company, his age, the year in which he first became a director of the Company and the number of Ordinary Shares of the Company beneficially owned by him on January 18, 2005 are as follows:

Name	Principal Occupation or Employment by the Company	Age	Director Since	Beneficial Ownership of Ordinary Shares

_________________________________________________________________________________________

Dan Goldstein

Chairman of the Board of Directors

50

1985

2,000,034

and Chief Executive Officer

Gad Goldstein

President, Director

45

1985

325,000

Shlomo Nass

Independent Director

44

2003

0

Gil Weizer

Outside Director

63

-

0

Dafna Sharir

Outside Director

37

-

0

________________________________________________________________________________________

Dan Goldstein has served as Chairman of the Board and Chief Executive Officer of the Company since 1985.  From 1985 until 1995, Mr. Goldstein was the President of the Company.  Mr. Goldstein is also a Chairman of the Board of Directors Matrix I.T. Ltd. (“Matrix”), and is a director of Magic Software Enterprises Ltd. (“Magic”), BluePheonix Solutions Ltd. (“BluePheonix”), Sapiens International Corporation N.V. (“Sapiens”), and of other private companies within the Formula Group. Mr. Goldstein is also the Chairman and Chief Executive Officer of Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”). Mr. Goldstein holds a B.A. degree in Mathematics and Computer Sciences and a Masters degree in Business Administration both from Tel Aviv University.  Dan Goldstein is the brother of Gad Goldstein.

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Gad Goldstein  has served as a director of the Company since January 1985. Mr. Goldstein also serves as President of the Company since 1995. He was the Vice President-Finance of the Company from 1985 through 1995.  Mr. Goldstein is Chairman of the Board of BluePhoenix, and also serves as a director of other companies within the Formula Group, including Sapiens, Magic, Matrix, Formula Vision and others.  Mr. Goldstein holds a B.A. degree in Economics and a Masters degree in Business Administration, both from Tel Aviv University.  Gad Goldstein is the brother of Dan Goldstein.

Shlomo Nass  has served as a director of the Company since April 2003. Mr. Nass is the president and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of several public companies. Mr. Nass holds B.Sc. degree in Economics and Accounting, and an LL.B. degree, both from the Bar-Ilan University. Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law. Mr. Nass qualifies as an independent director and audit committee financial expert as that term is defined in the Nasdaq rules and in the Sarbanes Oxley Act of 2002.

Gil Weizer  outside director.  Mr. Weizer serves as a director of Fundtech Ltd. (NASDAQ: FNDT), Biveroni Batschelet Partners AG, Optibase Ltd. (NASDAQ: OBAS), Tescom Software Systems Testing Ltd. (TASE: TSCM), ClickSoftware Technologies Ltd., (NASDAQ: CKSW), and Carmel – Haifa University Economic Corporation Ltd. Mr. Weizer was the Acting Vice Chairman for ORAMA, an international investment banking group, and a board member of the Tel Aviv Stock Exchange from 2002 until 2004. From 1995 to 2000, Mr. Weizer served as CEO of Hewlett Packard (HP), Israel and CMS Corp. Mr. Weiser is the Chairman of the Executive Board of Haifa University, and is a Member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a B.S. degree in Electrical Engineering from the Technion in Haifa, and an M.S. in Electronics/Computers from the University of Minnesota.

Dafna Sharir  outside director..  Ms. Sharir is an independent consultant in the areas of mergers & acquisitions and business development. From 2002 until 2004, Ms. Sharir served as Senior Vice President - Investments of AMPAL-American Israel Corporation (NASDAQ:AMPL). From 1999 until 2002, she served as Director of Mergers and Acquisitions of AMDOCS Limited (NYSE: DOX), and prior to that, from 1994 to 1996 as an associate at the tax department at Cravath, Swaine & Moore, in New York.  Ms. Sharir holds B.A.degrees in Economics and Law, both from Tel Aviv University, an LL.M. in Tax Law from the New York University, and an M.B.A. from the European Institute of Business Administration (INSEAD), in Fontainebleau, France.

 Alternate Directors

The Articles of Association of the Company provide that a director may appoint, by written notice to the Company, any individual (who is not then a member of the Board) to serve as an alternate director.  Any alternate director shall have all of the rights and obligations of the director appointing him, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him is present.  One individual may not act as the alternate for more than one director. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term.  Currently, no alternate directors have been appointed.

Outside Directors

Under the Companies Law, public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors who must meet specified standards of independence. No person may be appointed as an outside director if the person or the person’s relative, partner, employee or any entity under the person’s control, had or has, on or within the two years preceding the date of the person’s appointment to serve as an outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control of the company and services as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

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The initial term of an outside director is three years and may be extended for one additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of the company are of one gender, the outside director to be elected must be of the other gender. At the General Meeting, the shareholders of the Company will be requested to approve the appointment of Mr. Gil Weizer and Ms. Dafna Sharir as outside directors to hold office for three years.

Any committee of the board of directors that exercises a power of the board must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and as further detailed below, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

The Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company’s outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Mr. Shlomo Nass, who qualifies as an independent director and “audit committee financial expert” as that term is defined in the rules promulgated under the Sarbanes Oxley Act of 2002, currently serves on our audit committee. It is currently contemplated that the two proposed outside directors, Mr. Gil Weizer and Ms. Dafna Sharir, will succeed the previous outside directors on the audit committee.  The audit committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and financial reporting practices and financial statements of the Company and the independence, qualifications and performance of the Company's independent auditors.  The Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for shareholder approval) and to pre-approve all auditing services and permitted non-audit services, including budgets and other terms.

The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigation.

Compensation of Directors and Officers

The aggregate direct remuneration paid by the Company to all persons as a group who served in the capacity of director or executive officer in the year ended December 31, 2003, was approximately $847,800.  This includes amounts set aside or accrued to provide post-employment benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The amount also includes payment of director’s fees to non-employee directors of the Company. The Company’s employee directors do not receive fees for their services as directors.

The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that (a) each of Dan Goldstein, Gad Goldstein and Shlomo Nass be elected as director of the Company, and (b) each of Gil Weizer and Dafna Sharir be elected as outside directors of the Company in accordance with the Companies Law."

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Required Vote

Under the Companies Law resolution (a) shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon, and resolution (b) shall be deemed adopted if approved by either (1) the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, provided that at least one-third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (2) the total shareholdings of those who have no controlling interest who vote against said resolution do not represent more than 1% of the voting rights of the Company.

All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

The Board of Directors recommends a vote FOR all of the nominees of the Board of Directors.

ITEM 2

APPROVAL OF DIRECTORS’ REMUNERATION

The remuneration for outside directors are established by regulations promulgated under the Companies Law and based upon the Company’s consolidated shareholders’ equity, the Companies Regulations (Rules Regarding Remuneration and Expenses to Outside Directors), 2000 (hereinafter, “the Remuneration Regulations”).

Following approval by the Audit Committee and by the Board of Directors in accordance with the Remuneration Regulations, it is proposed that the Company will pay the outside directors of the Company, as shall be elected from time to time, rates based on the Remuneration Regulations for companies of the same classification in relation to shareholders’ equity, currently, 46,185 NIS per annum (approximately $10,560) and a meeting attendance fee of 1,780 NIS (approximately $410). All such fees will be linked to the CPI. The Company will also pay its non-employees directors, as shall serve from time to time, the same remuneration as the outside directors.

Pursuant to the Companies Law, the payment of remuneration of directors requires the approval of the Audit Committee, Board of Directors and shareholders. The directors’ fees described above have been approved by the Audit Committee and the Board of Directors of the Company.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the proposed remuneration of the Company’s outside directors and other non-employee directors who shall serve from time to time, be as described in the Company’s Proxy Statement dated January 20, 2005, be, and the same hereby is approved”.

Required Vote

Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR the approval of the directors’ remuneration.

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ITEM 3

APPROVAL OF THE COMPANY’S PRIVATE PLACEMENT OF ORDINARY SHARES AND RELATED TRANSACTIONS

On December 29, 2004, the Company concluded negotiations with the entities comprising the FIMI Opportunity Fund (hereinafter, “FIMI”) with respect to a private placement of 2,400,000 Ordinary Shares for an aggregate purchase price of $36,000,000. The purchase price per share of the Ordinary Shares will be $15.00, which was the approximate closing price of the Ordinary Shares on the NASDAQ National Market and the Tel Aviv Stock Exchange on December 28, 2004.  The parties are currently negotiating a definitive private placement agreement.

The Ordinary Shares to be issued in the private placement will be issued to a new entity that will be established by Dan Goldstein, the Company’s Chairman and Chief Executive Officer, and FIMI (and its related parties)(the “Joint Entity”).   Concurrently with the closing of the private placement, Mr. Goldstein will sell all of his 2,000,000 Ordinary Shares to the Joint Entity at a price of $15.00 per share.  Following such transactions, the Joint Entity will own 4,400,000 Ordinary Shares, which will constitute approximately 33% of the Company’s outstanding Ordinary Shares, a controlling interest.  The Joint Entity will also purchase all of Mr. Goldstein’s 15,500,000 shares in Formula Vision Technologies (F.V.T.) Ltd., a subsidiary of the Company traded on the Tel Aviv Stock Exchange, for an aggregate purchase price of $17,000,000, or approximately $1.10 per share. The closing market price of such shares on January 19, 2005, was $1.04 per share. The Joint Entity will finance a portion of such purchases with a bank loan.

Mr. Goldstein and FIMI will each own one-half of the equity interests in the Joint Entity and will enter into an agreement pursuant to which each party will have the right to designate one-half of the members of the governing body of the Joint Entity.  Each resolution of such body will require the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting shares, provided that each party will have the right to cause the sale of up to an aggregate of 20% of the shares purchased by the Joint Entity during the period of five years following the closing. The agreement will include a mechanism to resolve any deadlocks that may arise.  The agreement will also contain rights of first offer and tag-along rights with respect to the equity interests of the Joint Entity.  No party will acquire shares in the Company or its subsidiaries without the consent of the other party.

Pursuant to the agreement, the shares held by the Joint Entity will be voted for the election of two nominees of each party to the Board of Directors of the Company.  Mr. Goldstein has informed the Company that his initial designees to the Company’s Board of Directors will be himself and Gad Goldstein, his brother, both of whom are currently directors of the Company.  In addition, the parties will cooperate in causing nominees of each party to be appointed to the boards of directors of the Company’s significant subsidiaries. It is the intention of the parties that Mr. Goldstein will continue to serve in his current positions with the Company.  However, in the event that FIMI requests to propose a different candidate for one of such positions, then Mr. Goldstein will support the appointment of such candidate to the position to be selected by Mr. Goldstein.

The Company will make representations and warranties in the private placement agreement aimed to protect the interests of the investor.  Such representations and warranties will be of a breadth and scope customary in private placements by public companies.  In addition, the Company will grant the Joint Entity registration rights, on customary terms and conditions, in respect of the Ordinary Shares to be issued by the Company in the private placement, subject to the receipt of approvals required under applicable law.

The Company’s undertakings in connection with the proposed transactions are subject, among other conditions, to the approval of the Company’s shareholders.  If the Company’s shareholders do not approve the Company’s undertakings, then the Company’s obligations and the proposed transactions described above will be null and void.

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Reasons for the transaction

The Board of Directors believes that the private placement is priced fairly and that the other terms and conditions of the proposed transaction are favorable to the Company.  In particular, the Board of Directors noted that the structure of the proposed transaction, namely, a private placement with one principal investor, requires the Company to expend much less time and resources than would a public offering.  The Board of Directors highly regards the reputation and business record of FIMI and believes that the Company would benefit from the contributions of the directors to be designated by FIMI to the formulation and enhancement of the Company’s strategic objectives.  The Board of Directors also believes that the capital expected to be raised through the private placement would facilitate the fulfillment of the Company’s strategic objectives.  Therefore, the Board of Directors believes that the proposed transaction is in the best interests of the Company.

Required Vote

Required Vote

Mr. Goldstein, who has a personal interest in the proposed transaction, as described above, owns 18.5% of the outstanding Ordinary Shares.  In addition, his brother, Gad Goldstein, owns 3.0% of the outstanding Ordinary Shares.  Under applicable law, for the purposes of determining which approvals are required for the proposed transactions, the Goldstein brothers are deemed to hold their shares together.  Although the Company believes that Dan Goldstein is not a “controlling shareholder” of the Company, the Israeli Securities Authority has taken the view in the past that he is a “controlling shareholder.”  If the Securities Authority’s view is correct, then under the Companies Law, the proposed transaction would require the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order, and in the shareholder vote, either  (i) the Ordinary Shares voting in favor of the matter will include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of Ordinary Shares voted against the matter will not exceed 1% of the outstanding Ordinary Shares.  The Company’s Audit Committee and Board of Directors have already approved the proposed transaction.

All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the execution and performance of the transactions described in the Proxy Statement dated January 20, 2005, among the Company, FIMI and Dan Goldstein (including related parties), including the issuance of Ordinary Shares on the terms described in such Proxy Statement and the grant of customary registration rights in respect of such shares, and any modifications thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company, be, and they hereby are, approved.”

The Board of Directors (other than Mr. Dan Goldstein and his brother Mr. Gad Goldstein, who abstain due to a personal interest) recommends a vote FOR the aforesaid resolution.

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ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors of the Company have recommended the appointment of BDO Ziv & Haft, Certified Public Accountants (Israel), to serve as our independent public accountant until next year’s annual general meeting. BDO Ziv & Haft is not a related party of the Company, and has served as the independent auditor of the Company since 1990. Subject to the authorization of the shareholders, the remuneration of BDO Ziv & Haft will be fixed by the Audit Committee of the Company.

The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that BDO Ziv & Haft be, and hereby is, reappointed as the Company's independent auditors until next year’s annual general meeting; and the Audit Committee of the Company is hereby authorized to fix their remuneration."

Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR approval of the reappointment of BDO Ziv & Haft as independent auditor of the Company and the authorization of the Audit Committee to fix their remuneration.

ITEM 5

CONSIDERATION OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003 will be presented to the shareholders for consideration.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dan Goldstein

Dated: January 20, 2005

Chairman of the Board

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